Form No. 28.(B7)

Certificate No145835

COMPANIES ACTS, 1963 TO 2013

NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Share of Stock, or of the Subdivision or Redemption or Cancellation of Shares of ICON Public Limited Company

specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963

This Notice is to be signed by a Director, or the Secretary of the Company

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Presented by

Erina Fox

ICON plc

South County Business Park

Leopardstown

Dublin 18

TO THE REGISTRAR OF JOINT STOCK COMPANIES ICON PUBLIC LIMITED COMPANY

hereby gives you notice in accordance with S.69 of the Companies Acts, 1963 - 2013, that*

In a series of transactions during May 2015, as set out below, 524,682 shares in the capital of the Company were redeemed by ICON Public Limited Company (the "Company") and upon redemption were subsequently cancelled out of the issued share capital by the Company.

06-May-15 28,900	12-May-15 44,567	19-May-15 36,089
07-May-15 42,242	13-May-15 26,000	20-May-15 25,070
08-May-15 59,972	14-May-15 24,927	21-May-15 10,450
11-May-15 47,381	15-May-15 30,755	27-May-15 20,643
	18-May-15 51,444	28-May-15 26,242
		29-May-15 50,000

Dated the 29 day of May 2015

Signature [signature]

Officer Diarmaid Cunningham, Company Secretary

eg.(In the Case of Conversion into Stock) "the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been Converted into €50,000 Ordinary Stock". (In the case of Consolidation and Division) "the 1,000 Preference £10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 50 Preference Shares of €20 each, numbered 1 to 500".

Form No. 28 (B7)